Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated using financial information calculated in accordance with IFRS:

	HISTORICAL BASIS						SUPPLEMENTAL BASIS
	Period Ended June 30, 2017	Years Ended December 31,					Period Ended June 30, 2017	Years Ended December 31,
		2016	2015	2014	2013	2012		2016	2015	2014	2013	2012
	IFRS						IFRS
	(In £ millions, except ratios)
Profit from continuing operations before tax (before non-controlling interests)	2,207	3,212	3,321	3,154	2,082	3,117
Profit from continuing operations before tax attributable to shareholders (before non-controlling interests)							1,814	2,275	3,148	2,614	1,635	2,747
Less:
Share of profit from joint ventures and associates accounted for under the equity method (for shareholder-backed business)	(74)	(161)	(185)	(174)	(64)	(108)	(74)	(161)	(185)	(174)	(64)	(108)
Add:
Fixed charges	380	638	542	543	497	492	261	443	399	424	384	369
Dividends from joint ventures and associates accounted for under the equity method (for shareholder-backed business)	35	80	61	65	48	31	35	80	61	65	48	31

Earnings(1)	2,548	3,769	3,739	3,588	2,563	3,532	2,036	2,637	3,423	2,929	2,003	3,039

Fixed charges:
Interest payable on core structural borrowings(2)	216	360	312	341	305	280	216	360	312	341	305	280
Interest on other borrowings relating to shareholder financed business(3)	45	83	87	83	78	89	45	83	87	83	79	89
Interest relating to with-profits business(4)	43	85	77	63	62	50
Product interest(5)	76	110	66	56	52	73

Fixed Charges	380	638	542	543	497	492	261	443	399	424	384	369

Ratio of Earnings to Fixed Charges	6.7	5.9	6.9	6.6	5.2	7.2	7.8	6.0	8.6	6.9	5.2	8.2

Earnings in Excess of (less than) Fixed Charges	2,168	3,131	3,197	3,045	2,066	3,040	1,775	2,194	3,024	2,505	1,619	2,670

(1)	For the purposes of calculating the ratios, earnings on the historical basis represent profit from continuing operations before tax (being tax attributable to shareholders’ and policyholders’ returns), non-controlling interests and share of profits from equity method accounted joint ventures and associates plus fixed charges and distributed income from equity method accounted joint ventures and associates.

On the historical basis, the profit included in earnings represents profit from continuing operations before tax (being tax attributable to shareholders’ and policyholders’ returns). On the supplemental basis, the profit included in earnings represents profit from continuing operations before tax attributable to shareholders.

(2)	Core structural borrowings comprise those borrowings required to support Prudential’s main business activities.
(3)	Interest on other borrowings relating to shareholder-financed business includes:
(a)	interest on commercial paper, floating and medium term notes supporting a short-term fixed income securities reinvestment program.
(b)	interest on lease payments for property. Given the complexities of calculating the interest on lease payments, it has been assumed that 1/3 of the total lease payments represent interest.
(c)	interest on borrowings whose repayment to the lender is contingent on future surpluses emerging from certain contracts specified under the arrangement.
(d)	interest on senior debt issued through the Federal Home Loan Bank of Indianapolis, secured by collateral posted by Jackson National Life Insurance Company (“Jackson”).
(4)	Interest relating to with-profits business includes:
(a)	interest on other bank loans and overdrafts.
(b)	interest on non-recourse borrowings of investment, property and private equity fund subsidiaries, primarily investments of The Prudential Assurance Company’s (“PAC”) with-profit fund, which are consolidated as if they were subsidiaries as a result of our effective control of these investments.
(c)	interest on lease payments for property. Given the complexities of calculating the interest on lease payments, we have assumed that 1/3 of the total lease payments represent interest.
(d)	interest on debt held in the Scottish Amicable Insurance Fund (“SAIF”), a ring-fenced sub-fund of PAC in which shareholders have no interest.

On the IFRS supplemental bases, the above items have been excluded as these charges have no direct impact on profit from continuing operations before tax attributable to shareholders. The nature and operation of the profit sharing arrangement between policyholders and shareholders regarding results of the with-profits funds business is distinctive to the UK and certain Asian operations. Separate legally ring-fenced funds are maintained in our group companies having with-profits business. Shareholder funds are only entitled to receive profit distributions from the with-profits funds as a function of profit participation bonuses distributed or credited to policyholders. In the case of the SAIF, shareholders are not entitled to any profit from the fund other than investment management fees. Earnings from with-profits business are recognized only when with-profits bonuses are declared and the shareholders’ share of bonuses is transferred to the shareholders’ equity. Fixed charges incurred by with-profits funds do not directly impact the level of bonuses, and therefore do not directly impact earnings.

(5)	Product interest includes interest on wholesale funding arrangements entered into by Jackson. These funding arrangements are similar in substance to Guaranteed Investment Contracts (“GICs”) and, as such, the interest expense is akin to interest credited on policyholders’ accounts. In addition, product interest also includes interest credited on account values of policyholders for GICs and annuity certain products of Jackson which are investment contracts without discretionary participation features under IFRS 4. Interest credited on other IFRS 4 “investment contracts without discretionary participation feature”, which are more similar to a policyholder share of investment returns for mostly unit-linked (but not separate account) business with insignificant insurance risk, have been excluded. On a supplemental basis all product interest has been excluded.

The SEC neither requires nor encourages the presentation of supplemental ratios of earnings to fixed charges.